Press Release

North America’s Railroad

CN Reports First Quarter Results

Demand Environment Remains Strong and Network Fluidity Continues to Improve

MONTREAL, April 26, 2022 — CN (TSX: CNR) (NYSE: CNI) today reported its financial and operating results for the first quarter ended March 31, 2022. CN delivered sound operating and financial performance across the board, with adjusted diluted earnings per share (EPS) of C$1.32, up 7%. (1) For the same period, the Company reported diluted EPS down 4% to C$1.31.

“CN has an incredible tri-coastal network, the best on the continent. Our team of experienced railroaders demonstrated resilience in the first quarter, managing through severe winter weather conditions and supply chain disruptions to deliver solid results. I am encouraged by the cadence that we developed at the end of the quarter as we lifted out of winter operations. Looking ahead, our immediate focus is on restoring CN’s network to its full capacity and running a scheduled railroad with an emphasis on velocity. I am confident that we will have a strong year and deliver on our 2022 financial outlook.”
–Tracy Robinson, President and Chief Executive Officer, CN

Financial results and operating highlights
First-quarter 2022 compared to first-quarter 2021
•Revenues of C$3,708 million, an increase of C$173 million or 5%.
•Operating income of C$1,227 million, a decrease of 8%, and adjusted operating income of C$1,237 million, an increase of 4%. (1)
•Diluted EPS of C$1.31, a decrease of 4%, and adjusted diluted EPS of C$1.32, an increase of 7%. (1)
•Operating ratio, defined as operating expenses as a percentage of revenues, of 66.9%, an increase of 4.4-points, and adjusted operating ratio of 66.6%, an increase of 0.3-points. (1)
•Free cash flow for the first three months of 2022 was C$571 million compared to C$539 million for the same period in 2021. (1)
•Injury frequency rate (3) improved by 18% and the accident rate (4) increased by 93%.
•Car velocity (car miles per day) decreased by 12%.
•Fuel efficiency remained flat at 0.910 US gallons of locomotive fuel consumed per 1,000 gross ton miles (GTMs).

Updated 2022 financial outlook (2)
Due to challenging operating conditions in the first quarter as well as worldwide economic uncertainty, CN now expects to deliver approximately 15-20% adjusted diluted EPS growth (compared to its January 25, 2022 target of 20%). (1) CN is now targeting an operating ratio below 60% for 2022 (compared to its January 25, 2022 target of approximately 57%) as well as approximately 15% of ROIC. (1) CN is also now targeting free cash flow in the range of C$3.7 billion - C$4.0 billion in 2022 (compared to its January 25, 2022 target of approximately C$4.0 billion). (1)

First-quarter 2022 revenues, traffic volumes and expenses
Revenues for the first quarter of 2022 were C$3,708 million compared to C$3,535 million for the same period in 2021, reflecting strong demand, despite reduced RTMs resulting from the significantly smaller Canadian grain crop, persistent global supply chain disruptions and challenging operating conditions, including harsher winter weather. The increase of 5%, was mainly due to higher applicable fuel surcharge rates, freight rate increases, higher Canadian export volumes of coal via west coast ports and higher export volumes of U.S. grain; partly offset by significantly lower export volumes of Canadian grain and lower international container traffic volumes via the ports of Vancouver and Prince Rupert.

RTMs, measuring the weight and distance of freight transported by CN, declined by 8% compared to the year-earlier period. Freight revenue per RTM increased by 15% compared to the year-earlier period, mainly driven by a significant decrease in the average length of haul, higher applicable fuel surcharge rates and freight rate increases.

CN | 2022 Quarterly Review – First Quarter 1

Press Release
Operating expenses for the first quarter of 2022 increased by 12% to C$2,481 million, mainly due to higher fuel costs due to the rapid rise in fuel prices as well as the recovery of the loss on assets held for sale recorded in the first quarter of 2021 resulting from the Company entering into an agreement for the sale of non-core lines; partly offset by lower average headcount.

(1) Non-GAAP Measures
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). CN may also use non-GAAP measures in this news release that do not have any standardized meaning prescribed by GAAP, including adjusted net income, adjusted earnings per share, adjusted operating income and adjusted operating ratio (referred to as adjusted performance measures) and free cash flow. These non-GAAP measures may not be comparable to similar measures presented by other companies. For further details of these non-GAAP measures, including a reconciliation to the most directly comparable GAAP financial measures, refer to the attached supplementary schedule, Non-GAAP Measures.

CN's full-year adjusted diluted EPS outlook (2), ROIC outlook (2) and free cash flow outlook (2) exclude certain adjustments, which are expected to be comparable to adjustments made in prior years. However, management cannot individually quantify on a forward-looking basis the impact of these adjustments on its adjusted diluted EPS, ROIC or free cash flow because these items, which could be significant, are difficult to predict and may be highly variable. As a result, CN does not provide a corresponding GAAP measure for, or reconciliation to, its adjusted diluted EPS outlook, its ROIC outlook or its free cash flow outlook.

(2) Forward-Looking Statements
Certain statements included in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and under Canadian securities laws, including statements based on management’s assessment and assumptions and publicly available information with respect to CN. By their nature, forward-looking statements involve risks, uncertainties and assumptions. CN cautions that its assumptions may not materialize and that current economic conditions render such assumptions, although reasonable at the time they were made, subject to greater uncertainty. Forward-looking statements may be identified by the use of terminology such as "believes," "expects," "anticipates," "assumes," "outlook," "plans," "targets", or other similar words.

Forward-looking statements are not guarantees of future performance and involve risks, uncertainties and other factors which may cause actual results, performance or achievements of CN to be materially different from the outlook or any future results, performance or achievements implied by such statements. Accordingly, readers are advised not to place undue reliance on forward-looking statements. Important risk factors that could affect the forward-looking statements in this news release include, but are not limited to, the duration and effects of the COVID-19 pandemic; general economic and business conditions, particularly in the context of the COVID-19 pandemic; industry competition; inflation, currency and interest rate fluctuations; changes in fuel prices; legislative and/or regulatory developments; compliance with environmental laws and regulations; actions by regulators; increases in maintenance and operating costs; security threats; reliance on technology and related cybersecurity risk; trade restrictions or other changes to international trade arrangements; transportation of hazardous materials; various events which could disrupt operations, including illegal blockades of rail networks, and natural events such as severe weather, droughts, fires, floods and earthquakes; climate change; labor negotiations and disruptions; environmental claims; uncertainties of investigations, proceedings or other types of claims and litigation; risks and liabilities arising from derailments; timing and completion of capital programs; and other risks detailed from time to time in reports filed by CN with securities regulators in Canada and the United States. Reference should also be made to Management’s Discussion and Analysis (MD&A) in CN’s annual and interim reports, Annual Information Form and Form 40-F, filed with Canadian and U.S. securities regulators and available on CN’s website, for a description of major risk factors relating to CN.

Forward-looking statements reflect information as of the date on which they are made. CN assumes no obligation to update or revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs, unless required by applicable securities laws. In the event CN does update any forward-looking statement, no inference should be made that CN will make additional updates with respect to that statement, related matters, or any other forward-looking statement.

(3) Per 200,000 person hours, based on Federal Railroad Administration (FRA) reporting criteria.

(4) Per million train miles, based on FRA reporting criteria.

2022 key assumptions
CN has made a number of economic and market assumptions in preparing its 2022 outlook. The Company assumes that North American industrial production for the year will increase in the mid single-digit range and assumes U.S. housing starts of approximately 1.6 million units and U.S. motor vehicle sales of approximately 15.5 million units. For the 2021/2022 crop year, the grain crop in Canada was below its three-year average and the U.S. grain crop was in line with its three-year average. The Company now assumes that the 2022/2023 grain crop in Canada will be above its three-year average (compared to its January 25, 2022 assumption that it would be in line with its three-year average) and assumes that the 2022/2023 U.S. grain crop will be in line with its three-year average. CN assumes total RTMs in 2022 will increase in the low single-digit range versus 2021. CN assumes continued pricing above rail inflation. CN assumes that in 2022, the value of the Canadian dollar in U.S. currency will be approximately $0.80, and now assumes that in 2022 the average price of crude oil (West Texas Intermediate) will be in the range of US$90 - US$100 per barrel (compared to its January 25, 2022 assumption of approximately US$65 - US$70 per barrel). In 2022, CN plans to invest approximately 17% of revenues in its capital program.

This earnings news release, as well as additional information, including the Financial Statements, Notes thereto and MD&A, is contained in CN’s Quarterly Review available on the Company's website at www.cn.ca/financial-results and on SEDAR at www.sedar.com as well as on the U.S. Securities and Exchange Commission's website at www.sec.gov through EDGAR.
2 CN | 2022 Quarterly Review – First Quarter

Press Release
About CN
CN is a world-class transportation leader and trade-enabler. Essential to the economy, to the customers, and to the communities it serves, CN safely transports more than 300 million tons of natural resources, manufactured products, and finished goods throughout North America every year. As the only railroad connecting Canada’s Eastern and Western coasts with the U.S. South through a 18,600-mile rail network, CN and its affiliates have been contributing to community prosperity and sustainable trade since 1919. CN is committed to programs supporting social responsibility and environmental stewardship.

Contacts:
Media	Investment Community
Jonathan Abecassis	Paul Butcher
Senior Manager	Vice-President
Media Relations	Investor Relations
(438) 455-3692	(514) 399-0052
media@cn.ca	investor.relations@cn.ca

CN | 2022 Quarterly Review – First Quarter 3

Selected Railroad Statistics – unaudited

	Three months ended March 31
	2022	2021
Financial measures
Key financial performance indicators (1)
Total revenues ($ millions)	3,708	3,535
Freight revenues ($ millions)	3,608	3,423
Operating income ($ millions)	1,227	1,327
Adjusted operating income ($ millions) (2)(3)	1,237	1,190
Net income ($ millions) (4)	918	976
Adjusted net income ($ millions) (2)(3)(4)	925	874
Diluted earnings per share ($)	1.31	1.37
Adjusted diluted earnings per share ($) (2)(3)	1.32	1.23
Free cash flow ($ millions) (2)(5)	571	539
Gross property additions ($ millions)	379	412
Share repurchases ($ millions)	1,293	291
Dividends per share ($)	0.7325	0.6150
Financial ratio
Operating ratio (%) (6)	66.9	62.5
Adjusted operating ratio (%) (2)(3)	66.6	66.3
Operational measures (7)
Statistical operating data
Gross ton miles (GTMs) (millions)	111,066	120,780
Revenue ton miles (RTMs) (millions)	56,554	61,454
Carloads (thousands)	1,346	1,431
Route miles (includes Canada and the U.S.)	18,600	19,500
Employees (end of period)	22,953	24,577
Employees (average for the period)	22,720	24,508
Key operating measures
Freight revenue per RTM (cents)	6.38	5.57
Freight revenue per carload ($)	2,681	2,392
GTMs per average number of employees (thousands)	4,888	4,928
Operating expenses per GTM (cents)	2.23	1.83
Labor and fringe benefits expense per GTM (cents)	0.68	0.65
Diesel fuel consumed (US gallons in millions)	101.1	110.4
Average fuel price ($ per US gallon)	4.42	2.90
Fuel efficiency (US gallons of locomotive fuel consumed per 1,000 GTMs)	0.910	0.914
Train weight (tons)	9,442	9,421
Train length (feet)	8,205	8,340
Car velocity (car miles per day)	164	187
Through dwell (entire railroad, hours)	9.1	8.3
Through network train speed (miles per hour)	16.7	18.1
Locomotive utilization (trailing GTMs per total horsepower)	187	198
Safety indicators (8)
Injury frequency rate (per 200,000 person hours)	1.31	1.60
Accident rate (per million train miles)	2.57	1.33
(1)Amounts expressed in Canadian dollars and prepared in accordance with United States generally accepted accounting principles (GAAP), unless otherwise noted.
(2)These Non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
(3)See the supplementary schedule entitled Non-GAAP Measures – Adjusted performance measures for an explanation of these non-GAAP measures.
(4)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been adjusted to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.
(5)See the supplementary schedule entitled Non-GAAP Measures – Free cash flow for an explanation of this non-GAAP measure.
(6)Operating ratio is defined as operating expenses as a percentage of revenues.
(7)Statistical operating data, key operating measures and safety indicators are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available. Definitions of gross ton miles, fuel efficiency, train weight, train length, car velocity, through dwell and through network train speed are included within the Company’s Management’s Discussion and Analysis. Definitions of all other indicators are provided on CN's website, www.cn.ca/glossary.
(8)Based on Federal Railroad Administration (FRA) reporting criteria.
4 CN | 2022 Quarterly Review – First Quarter

Supplementary Information – unaudited

	Three months ended March 31
	2022	2021	% Change Fav (Unfav)	% Change at constant currency Fav (Unfav) (1)
Revenues ($ millions) (2)
Petroleum and chemicals	756	661	14%	14%
Metals and minerals	406	368	10%	10%
Forest products	426	429	(1%)	(1%)
Coal	195	126	55%	55%
Grain and fertilizers	604	713	(15%)	(15%)
Intermodal	1,056	968	9%	9%
Automotive	165	158	4%	4%
Total freight revenues	3,608	3,423	5%	5%
Other revenues	100	112	(11%)	(11%)
Total revenues	3,708	3,535	5%	5%
Revenue ton miles (RTMs) (millions) (3)
Petroleum and chemicals	11,559	10,732	8%	8%
Metals and minerals	6,263	6,293	—%	—%
Forest products	5,819	6,670	(13%)	(13%)
Coal	5,368	4,026	33%	33%
Grain and fertilizers	13,351	17,841	(25%)	(25%)
Intermodal	13,556	15,233	(11%)	(11%)
Automotive	638	659	(3%)	(3%)
Total RTMs	56,554	61,454	(8%)	(8%)
Freight revenue / RTM (cents) (2) (3)
Petroleum and chemicals	6.54	6.16	6%	6%
Metals and minerals	6.48	5.85	11%	11%
Forest products	7.32	6.43	14%	14%
Coal	3.63	3.13	16%	16%
Grain and fertilizers	4.52	4.00	13%	13%
Intermodal	7.79	6.35	23%	23%
Automotive	25.86	23.98	8%	8%
Total freight revenue / RTM	6.38	5.57	15%	15%
Carloads (thousands) (3)
Petroleum and chemicals	159	150	6%	6%
Metals and minerals	209	223	(6%)	(6%)
Forest products	78	86	(9%)	(9%)
Coal	118	69	71%	71%
Grain and fertilizers	145	176	(18%)	(18%)
Intermodal	589	676	(13%)	(13%)
Automotive	48	51	(6%)	(6%)
Total carloads	1,346	1,431	(6%)	(6%)
Freight revenue / carload ($) (2) (3)
Petroleum and chemicals	4,755	4,407	8%	8%
Metals and minerals	1,943	1,650	18%	18%
Forest products	5,462	4,988	10%	10%
Coal	1,653	1,826	(9%)	(9%)
Grain and fertilizers	4,166	4,051	3%	3%
Intermodal	1,793	1,432	25%	25%
Automotive	3,438	3,098	11%	11%
Total freight revenue / carload	2,681	2,392	12%	12%
(1)This Non-GAAP measure does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. See the supplementary schedule entitled Non-GAAP Measures – Constant currency for an explanation of this non-GAAP measure.
(2)Amounts expressed in Canadian dollars.
(3)Statistical operating data and related key operating measures are unaudited and based on estimated data available at such time and are subject to change as more complete information becomes available.
CN | 2022 Quarterly Review – First Quarter 5

Non-GAAP Measures – unaudited

In this supplementary schedule, the "Company" or "CN" refers to Canadian National Railway Company, together with its wholly-owned subsidiaries. Financial information included in this schedule is expressed in Canadian dollars, unless otherwise noted.
CN reports its financial results in accordance with United States generally accepted accounting principles (GAAP). The Company also uses non-GAAP measures that do not have any standardized meaning prescribed by GAAP, including adjusted performance measures, constant currency, free cash flow and adjusted debt-to-adjusted EBITDA multiple. These non-GAAP measures may not be comparable to similar measures presented by other companies. From management's perspective, these non-GAAP measures are useful measures of performance and provide investors with supplementary information to assess the Company's results of operations and liquidity. These non-GAAP measures should not be considered in isolation or as a substitute for financial measures prepared in accordance with GAAP.

Adjusted performance measures

Adjusted net income, adjusted earnings per share, adjusted operating income, adjusted operating expenses and adjusted operating ratio are non-GAAP measures that are used to set performance goals and to measure CN's performance. Management believes that these adjusted performance measures provide additional insight to management and investors into the Company's operations and underlying business trends as well as facilitate period-to-period comparisons, as they exclude certain significant items that are not reflective of CN's underlying business operations and could distort the analysis of trends in business performance. These items may include:
i.operating expense adjustments: workforce reduction program, depreciation expense on the deployment of replacement system, advisory fees related to shareholder matters, losses and recoveries from assets held for sale, business acquisition-related costs;
ii.non-operating expense adjustments: business acquisition-related financing fees, merger termination income, gains and losses on disposal of property; and
iii.the effect of tax law changes and rate enactments.
These non-GAAP measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
For the three months ended March 31, 2022, the Company's adjusted net income was $925 million, or $1.32 per diluted share, which excludes advisory fees related to shareholder matters of $10 million, or $7 million after-tax ($0.01 per diluted share) recorded in Casualty and other within the Consolidated Statements of Income.
For the three months ended March 31, 2021, the Company's adjusted net income was $874 million, or $1.23 per diluted share, which excludes the recovery of $137 million, or $102 million after-tax ($0.14 per diluted share) related to the loss on assets held for sale in the second quarter of 2020, to reflect an agreement for the sale of on-going rail operations, certain non-core rail lines in Wisconsin, Michigan and Ontario to a short line operator.
Adjusted net income is defined as Net income in accordance with GAAP adjusted for certain significant items. Adjusted diluted earnings per share is defined as adjusted net income divided by the weighted-average diluted shares outstanding. The following table provides a reconciliation of Net income and Earnings per share in accordance with GAAP, as reported for the three months ended March 31, 2022 and 2021, to the non-GAAP adjusted performance measures presented herein:

	Three months ended March 31
In millions, except per share data	2022	2021
Net income (1)	$918	$976
Adjustments:
Operating expense adjustments:
Advisory fees related to shareholder matters	10	—
Recovery of loss on assets held for sale	—	(137)
Tax adjustments:
Tax effect of adjustments (2)	(3)	35
Total adjustments	7	(102)
Adjusted net income (1)	$925	$874
Diluted earnings per share	$1.31	$1.37
Impact of adjustments, per share	0.01	(0.14)
Adjusted diluted earnings per share	$1.32	$1.23
(1)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been adjusted to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.
(2)The tax impact of adjustments is based on the nature of the item for tax purposes and related tax rates in the applicable jurisdiction.
6 CN | 2022 Quarterly Review – First Quarter

Non-GAAP Measures – unaudited

Adjusted operating income is defined as Operating income in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating expenses is defined as Operating expenses in accordance with GAAP adjusted for certain significant operating expense items. Adjusted operating ratio is defined as adjusted operating expenses as a percentage of revenues. The following table provides a reconciliation of Operating income, Operating expenses and operating ratio, as reported for the three months ended March 31, 2022 and 2021, to the non-GAAP adjusted performance measures presented herein:

	Three months ended March 31
In millions, except percentages	2022	2021
Operating income	$1,227	$1,327
Operating expense adjustments:
Advisory fees related to shareholder matters	10	—
Recovery of loss on assets held for sale	—	(137)
Total operating expense adjustments	10	(137)
Adjusted operating income	$1,237	$1,190
Operating expenses	$2,481	$2,208
Total operating expense adjustments	(10)	137
Adjusted operating expenses	$2,471	$2,345
Operating ratio	66.9%	62.5%
Impact of adjustments	(0.3)%	3.8%
Adjusted operating ratio	66.6%	66.3%

Constant currency

Financial results at constant currency allow results to be viewed without the impact of fluctuations in foreign currency exchange rates, thereby facilitating period-to-period comparisons in the analysis of trends in business performance. Measures at constant currency are considered non-GAAP measures and do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies. Financial results at constant currency are obtained by translating the current period results denominated in US dollars at the weighted average foreign exchange rates used to translate transactions denominated in US dollars of the comparable period of the prior year.
The average foreign exchange rate was $1.27 per US$1.00 for both the three months ended March 31, 2022 and March 31, 2021.
On a constant currency basis, the Company's Revenues, Total operating expenses, Operating income, Income before income taxes, Income tax expense, Net income and Diluted earnings per share for the three months ended March 31, 2022 would have remained unchanged.

CN | 2022 Quarterly Review – First Quarter 7

Non-GAAP Measures – unaudited

Free cash flow

Free cash flow is a useful measure of liquidity as it demonstrates the Company's ability to generate cash for debt obligations and for discretionary uses such as payment of dividends, share repurchases, and strategic opportunities. The Company defines its free cash flow measure as the difference between net cash provided by operating activities and net cash used in investing activities, adjusted for the impact of (i) business acquisitions and (ii) merger transaction-related payments, cash receipts and cash income taxes, which are items that are not indicative of operating trends. Free cash flow does not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of Net cash provided by operating activities in accordance with GAAP, as reported for the three months ended March 31, 2022 and 2021, to the non-GAAP free cash flow presented herein:

	Three months ended March 31
In millions	2022	2021
Net cash provided by operating activities	$570	$952
Net cash used in investing activities	(101)	(413)
Net cash provided before financing activities	469	539
Adjustment: Cash income taxes for merger transaction-related payments and cash receipts (1)	102	—
Free cash flow	$571	$539
(1)Relates to income tax payments of $102 million for KCS merger transaction-related payments and cash receipts. See Note 3 – Acquisitions, Terminated CN KCS merger agreement, to the Company’s 2021 Annual Consolidated Financial Statements and the section entitled Adjusted performance measures to the Company's 2021 Annual MD&A filed on February 1, 2022 which may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section for additional information.
8 CN | 2022 Quarterly Review – First Quarter

Non-GAAP Measures – unaudited

Adjusted debt-to-adjusted EBITDA multiple

Management believes that the adjusted debt-to-adjusted EBITDA multiple is a useful credit measure because it reflects the Company's ability to service its debt and other long-term obligations. The Company calculates the adjusted debt-to-adjusted EBITDA multiple as adjusted debt divided by the last twelve months of adjusted EBITDA. Adjusted debt is defined as the sum of Long-term debt and Current portion of long-term debt as reported on the Company’s Consolidated Balance Sheets as well as Operating lease liabilities, including current portion and pension plans in deficiency recognized on the Company's Consolidated Balance Sheets due to the debt-like nature of their contractual and financial obligations. Adjusted EBITDA is calculated as Net income excluding Interest expense, Income tax expense, Depreciation and amortization, operating lease cost, Other components of net periodic benefit income, Other income (loss), and other significant items that are not reflective of CN's underlying business operations and which could distort the analysis of trends in business performance. Adjusted debt and adjusted EBITDA are non-GAAP measures used to compute the Adjusted debt-to-adjusted EBITDA multiple. These measures do not have any standardized meaning prescribed by GAAP and therefore, may not be comparable to similar measures presented by other companies.
The following table provides a reconciliation of debt and Net income in accordance with GAAP, reported as at and for the twelve months ended March 31, 2022 and 2021, to the adjusted measures presented herein, which have been used to calculate the non-GAAP adjusted debt-to-adjusted EBITDA multiple:

In millions, unless otherwise indicated	As at and for the twelve months ended March 31,	2022	2021
Debt		$13,383	$12,928
Adjustments:
Operating lease liabilities, including current portion (1)		430	387
Pension plans in deficiency (2)		443	548
Adjusted debt		$14,256	$13,863
Net income (3)		$4,841	$3,514
Interest expense		606	545
Income tax expense (3)		1,419	1,142
Depreciation and amortization		1,614	1,601
Operating lease cost (4)		134	138
Other components of net periodic benefit income (3)		(433)	(319)
Other income (loss)		(31)	7
Adjustments:
Workforce reduction program (5)		39	—
Advisory fees related to shareholder matters (6)		30	—
Loss on assets held for sale (7)		—	349
Transaction-related costs (8)		84	—
Merger termination fee (9)		(886)	—
Adjusted EBITDA		$7,417	$6,977
Adjusted debt-to-adjusted EBITDA multiple (times)		1.92	1.99
(1)Represents the present value of operating lease payments.
(2)Represents the total funded deficit of all defined benefit pension plans with a projected benefit obligation in excess of plan assets.
(3)In the first quarter of 2022, the Company changed its method of calculating market-related values of pension assets for its defined benefit plans using a retrospective approach. Comparative figures have been adjusted to conform to the change in methodology. See Note 2 – Change in accounting policy to CN's unaudited Interim Consolidated Financial Statements for additional information.
(4)Represents the operating lease costs recorded in Purchased services and material and Equipment rents within the Consolidated Statements of Income.
(5)Relates to employee termination benefits and severance costs related to a workforce reduction program, recorded in Labor and fringe benefits within the Consolidated Statements of Income.
(6)Relates to advisory fees related to shareholder matters recorded in Casualty and other within the Consolidated Statements of Income.
(7)Relates to the recovery of $137 million of the $486 million loss on assets held for sale recorded in the second quarter of 2020, resulting from the Company entering into an agreement for the sale of non-core lines. See Note 5 – Assets held for sale to the Company's unaudited Interim Consolidated Financial Statements for further information.
(8)Relates to transaction costs incurred as a result of the terminated CN Merger Agreement of $84 million, consisting of $125 million of transaction-related costs, partially offset by $41 million of income generated as a result of the applicable foreign exchange rates prevailing at the time of payment and related receipt of the US$700 million advance to KCS. See Note 3 - Acquisitions, Terminated CN KCS merger agreement, to the Company’s 2021 Annual Consolidated Financial Statements filed on February 1, 2022 which may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section, for additional information.
(9)Relates to the termination fee resulting from KCS terminating the CN Merger Agreement and entering into a merger agreement with CP. See Note 3 - Acquisitions, Terminated CN KCS merger agreement, to the Company’s 2021 Annual Consolidated Financial Statements filed on February 1, 2022 which may be found online on SEDAR at www.sedar.com, on the SEC’s website at www.sec.gov through EDGAR, and on the Company’s website at www.cn.ca in the Investors section, for additional information.

CN | 2022 Quarterly Review – First Quarter 9